FLEXIBLE PREMIUM DEFERRED COMBINATION VARIABLE AND FIXED ANNUITIES
issued by
Venerable Insurance and Annuity Company
and its Separate Account B
Architect® Variable Annuity	GoldenSelect Opportunities®
Focus Variable Annuity	GoldenSelect Premium Plus®
GoldenSelect Access®	Preferred Advantage Variable Annuity
GoldenSelect Access® One	Rollover Choice Variable AnnuitySM
GoldenSelect DVA	SmartDesign Advantage
GoldenSelect DVA Plus®	SmartDesign Signature
GoldenSelect ESII®	SmartDesign Variable Annuity
GoldenSelect Generations®	Wells Fargo Landmark
GoldenSelect Landmark®	Wells Fargo Opportunities
GoldenSelect Legends®

And its Separate Account EQ
Equi-Select

Supplement Dated November 30, 2023

This supplement updates and amends certain information contained in your latest annuity contract Prospectus, Updating Summary Prospectus, or Notice and any subsequent supplements thereto. Please read it carefully and keep it with your contract Prospectus, Updating Summary Prospectus, or Notice and subsequent supplements thereto for future reference.

NOTICE OF IMPORTANT INFORMATION ABOUT THE VY® INVESCO GLOBAL PORTFOLIO

Effective at the close of business on November 28, 2023, the Subadviser for the VY® Invesco Global Portfolio (the “Fund”) was changed from Invesco Advisers, Inc. to Voya Investment Management Co. LLC and the Fund was renamed the Voya Global Insights Portfolio. Consequently, all references in your latest contract Prospectus, Updating Summary Prospectus, or Notice and any subsequent supplements thereto to the VY® Invesco Global Portfolio are hereby deleted and replaced with Voya Global Insights Portfolio and all references to Invesco Advisers, Inc. as the Fund’s Subadviser are hereby deleted and replaced with Voya Investment Management Co. LLC.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund’s summary prospectus.
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